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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TrustCore Investments, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5314 Maryland Way, Suite 300
(No. and Street)

Brentwood	Tennessee	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darryl L. Edmonds (615) 377-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North Suite 2150	Nashville	Tennessee	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

DD 3/18/14

OATH OR AFFIRMATION

I, Mikael W. Jacobs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustCore Investments, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


VIRGINIA M. ARNOLD
STATE
OF
TENNESSEE
NOTARY
PUBLIC
WILLIAMSON COUNTY

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition. **Statement of Cash Flows**
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Financial Statements and Supplementary Data

December 31, 2013

(With Independent Auditor's Report Thereon)

MAGGART & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NASHVILLE, TENNESSEE

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Table of Contents

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
A Tennessee Professional Corporation
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
James M. Lawson, CPA
M. Todd Maggart, CPA, ABV, CFF

Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

Report on the Financial Statements

We have audited the accompanying statement of financial condition of TrustCore Investments, Inc. (a wholly-owned subsidiary of TrustCore Financial, Inc.) as of December 31, 2013, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustCore Investments, Inc. (a wholly-owned subsidiary of TrustCore Financial, Inc.) at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 through 6 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 through 6 is fairly stated in all material respects in relation to the financial statements as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
February 27, 2014

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	98,154
Deposit with clearing organization		50,000
Receivable from fund companies and clearing organization		121,547
Due from parent company		63,396
Prepaid expenses		97,926
Total assets	$	431,023

Liabilities and Stockholder's Equity

Liabilities:		
Payable to registered representatives	$	138,799
Income taxes payable (deferred income taxes)		14,580
Total liabilities		153,379
Stockholder's equity:		
Common stock (no par value). Authorized 2,000 shares, issued and outstanding 10 shares		1,000
Additional paid-in capital		7,325
Retained earnings		269,319
Total stockholder's equity		277,644
Total liabilities and stockholder's equity	$	431,023

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Income

For the Year Ended December 31, 2013

Revenues:	
Commissions	$ 1,888,244
Interest and dividends	630
Total revenues	1,888,874
Operating expenses:	
Commission expense	1,133,995
Clearance fees	55,208
Salaries and benefits	447,794
Insurance	86,868
Interest expense	1,649
Professional fees	20,383
Communications and data processing	33,137
Taxes and licenses	11,549
Office expense	26,043
Total operating expenses	1,816,626
Income before provision for income taxes	72,248
Provision for income taxes	23,080
Net income	$ 49,168

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2012	$ 1,000	7,325	220,151	228,476
Net income	-	-	49,168	49,168
Balance at December 31, 2013	$ 1,000	7,325	269,319	277,644

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Liabilities Subordinated To Claims of General Creditors

For the Year Ended December 31, 2013

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2013

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net income		$ 49,168
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from fund companies and clearing organization	$ (2,269)	
Decrease in prepaid expenses	9,680	
Decrease in payable to registered representatives	(6,422)	
Increase in income taxes payable	12,120	
Total adjustments		13,109
Net cash provided by operating activities		62,277
Cash flows from investing activities:		
Increase in due from parent company	(63,396)	
Net cash used in investing activities		(63,396)
Cash flows from financing activities:		
Decrease in due to parent company	(9,613)	
Net cash used in financing activities		(9,613)
Net decrease in cash and cash equivalents		(10,732)
Cash and cash equivalents at beginning of year		108,886
Cash and cash equivalents at end of year		$ 98,154

Supplemental Disclosure of Cash Flow Information:

Cash paid in current year for:	
Interest	$ 1,649
Income taxes	$ 10,960

The accompanying notes are an integral part of these financial statements.

(1) ***Organization***

TrustCore Investments, Inc. (the "Company") is a wholly-owned subsidiary of TrustCore Financial, Inc. and is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

(2) ***Summary of Significant Accounting Policies***

(a) ***Cash and Cash Equivalents***

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality. There were no bank deposits in excess of the federally insured limits at December 31, 2013.

(b) ***Revenue Recognition***

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(c) ***Income Taxes***

The Company files consolidated federal and state income tax returns with its parent company and other subsidiaries. The policy of the Company's parent is to charge or credit the Company with an amount equivalent to federal and state income taxes or benefit on a separate return basis. The consolidated federal and state income tax returns associated with the Company's parent for 2013, 2012, 2011 and 2010 are subject to examination by the federal and state tax authorities generally for three years after they were filed.

(2) ***Summary of Significant Accounting Policies, Continued***

(d) ***Estimates***

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) ***Advertising Costs***

Advertising costs are expensed as incurred.

(f) ***Fair Value of Financial Instruments***

Accounting Standards Codification No. 823, "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The carrying amounts of the Company's short-term financial instruments approximate fair value due to the relatively short maturity period for these instruments.

(3) ***Net Capital Requirements and Other Restrictions***

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2013, the Company had net capital as defined of $116,277, which was $66,277 in excess of its required net capital of $50,000.

The Company maintains an agreement for clearing services with a clearing broker registered with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition. In addition, the clearing agreement established a minimum capital requirement of $100,000 to be maintained by the Company.

(4) *Due From Parent Company*

The advances of $63,396 at December 31, 2013 represent unsecured non-interest bearing advances made to its 100% shareholder. The account is used for clearing of expense allocation between the Company and its affiliates.

(5) *Related Party Transactions*

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from its parent company. The allocation is determined through an established expense sharing agreement between the Company and the parent company. Expenses allocated to the Company for the year ended December 31, 2013, were approximately $524,000. Included within the current year allocation associated with salaries and benefits is an amount of $151,680 that represents salaries of the parent company's directors. Current year advertising costs of $2,097, as allocated to the Company, were included in the expense category of office expense.

During the year ended December 31, 2005, the Company and its affiliates relocated their operations to a new expanded office facility. In conjunction with this move, the parent company entered into a sublease agreement for this office facility from August, 2005 through December, 2013.

In addition, the parent company has entered into a line of credit note agreement with a financial institution. Under the terms of the line of credit agreement, the parent company may borrow up to a principal amount of $500,000. The maturity date of the line of credit agreement is December 1, 2014. Interest on the line of credit is due monthly based on the outstanding principal at a variable rate determined by the financial institution. The underlying promissory note associated with the line of credit is unsecured. However, the parent company directors serve as guarantors of the obligation. As of December 31, 2013, the outstanding principal balance on the parent company's line of credit was $99,990. The effective interest rate at December 31, 2013 was 3.75%.

The Company shares in the rental obligation and note payable interest charges through the parent company's allocation of expenses. Rental expense of $62,594, associated with the sublease agreement was allocated to the Company during 2013, net of a related amount of $100,267 allocated to registered representatives, and is included within office expense. Interest of $1,649 associated with the promissory note and line of credit agreements, was allocated during 2013 and is reflected as interest expense.

(5) Related Party Transactions, Continued

Effective January 1, 2014, the parent company along with affiliated companies relocated their operations to a building owned in part by directors of the parent company. Associated with this move, the parent company entered into a ten-year lease agreement with the owner beginning January 1, 2014. After the initial 10-year lease term, the parent company will have three consecutive options to renew the lease for a three-year period associated with each option. Lease payments, under this agreement beginning January, 2014, are scheduled as follows:

Year Ended December 31,	Amount
2014	$ 600,512
2015	612,522
2016	624,773
2017	637,268
2018	650,014
Thereafter	3,450,350
	$ 6,575,439

(6) Provision for Income Taxes

The provision for income taxes at December 31, 2013 consists of the following:

	Current	Deferred	Total
Federal income tax provision	$ 5,192	10,559	15,751
State income tax provision	3,308	4,021	7,329
Total income tax provision	$ 8,500	14,580	23,080

The current provision is derived from the current year taxable income from operations after adjustment for certain non-deductible expenses multiplied by the anticipated federal and state effective income tax rates.

Deferred income taxes reflect the net tax effects of temporary differences between the underlying carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The major temporary differences that give rise to the deferred tax liability relate to allocation of costs associated with depreciation and rent.

(6) *Provision for Income Taxes, Continued*

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax provision is shown as follows:

Expected income tax expense at the U.S. statutory tax rate of 34%	$ 24,564
The effect of:	
Nondeductible expenses	13,774
State income taxes, net of the U.S. federal income tax effects	4,837
Graduated U.S. statutory tax rates	(20,095)
Income tax provision	$ 23,080

(7) *Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives*

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2013, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 121,547	138,799

(8) *Commission Concentrations*

During 2013, four registered representatives (including two of the parent company's directors and officers of the Company) accounted for approximately 41% of the total commission revenue for the current year of $1,888,244 and approximately 49% of the total commission expense for the current year of $1,133,995.

(9) *Legal*

The Company, from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a variety of sources including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. There were no matters outstanding as of December 31, 2013, that were known to management.

(10) *Exemption of SEC Rule 15c3-3 Reserve Requirement*

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(11) *Subsequent Events*

Management has evaluated subsequent events through February 27, 2014, the date which the financial statements were available to be issued.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2013

Total stockholder's equity	$ 277,644
Add other (deductions) on allowable credit - deferred income taxes payable	14,580
Total stockholder's equity qualified for net capital	292,224
Less nonallowable assets and haircuts:	
Receivable from fund companies and clearing organization, outstanding greater than 30 days	75,354
Due from parent company	63,396
Prepaid expenses	37,187
Haircuts	10
Total nonallowable assets and haircuts	175,947
Net capital	116,277
Net capital required	50,000
Excess net capital	$ 66,277
Aggregate indebtedness as included in the Statement of Financial Condition:	
Payable to registered representatives	$ 138,799
Total aggregate indebtedness	$ 138,799
Ratio of aggregate indebtedness to net capital	119.37%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013):	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 101,697
Effect of addition for deferred income taxes payable	14,580
Net capital, per December 31, 2013 audit report	$ 116,277(a)

(a) The Company's (unaudited) Focus Report for the period ended December 31, 2013 was subsequently amended on February 26, 2014 to reflect the net capital per the December 31, 2013 audit report of $116,277.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation for Determination of
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Information Relating to Possession or
Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2013

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2013

A reconciliation of the net capital computed on Schedule 1 with the computation of net capital on the December 31, 2013 FOCUS Report - Part IIA, as originally submitted, is shown below:

Net capital as reported on the Company's FOCUS Report - Part IIA (unaudited) at December 31, 2013	$ 101,697
Addition for deferred income taxes payable	14,580
Net capital as computed on Schedule 1	$ 116,277(a)

(a) As indicated at Schedule 1 the Company's (unaudited) FOCUS Report for the period ended December 31, 2013 was subsequently amended on February 26, 2014 to reflect the net capital per the December 31, 2013 audit report of $116,277.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2013

Not Applicable

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2013

None

MAGGART & ASSOCIATES, P.C.

Certified Public Accountants

A Tennessee Professional Corporation

150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
James M. Lawson, CPA
M. Todd Maggart, CPA, ABV, CFF

Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by TrustCore Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating TrustCore Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TrustCore Investments, Inc.'s management is responsible for the TrustCore Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries dated August 5, 2013 and February 14, 2014 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. No adjustments were reported in Form SIPC-7; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 without any adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

Nashville, Tennessee
February 27, 2014

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Schedule of Assessment and Payments
[General Assessment Reconciliation (Form SIPC-7)]

December 31, 2013

Total revenue (for the year ended December 31, 2013)	$	1,888,874
Additions		-
Deductions		-
SIPC net operating revenues	$	1,888,874
General SIPC assessment for the year ended December 31, 2013	$	4,722
Less payments applied to the assessment (excluding interest):		

Payment Date			Payment Amount		
August 5, 2013	(Form SIPC-6)	$	2,358	(a)	
February 14, 2014	(Form SIPC-7)		2,364		
					4,722
					$ -

(a) Payment made upon submission of 2013 SIPC-6 filing on August 5, 2013 instead of on August 2, 2013 as indicated on 2013 SIPC-7. The 2013 SIPC-6 along with payment was not filed by the required date; there was no indication of an assessment of penalty or interest.

MAGGART & ASSOCIATES, P.C.

Certified Public Accountants

A Tennessee Professional Corporation

150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
James M. Lawson, CPA
M. Todd Maggart, CPA, ABV, CFF

Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

Independent Auditor's Report on Internal Control Under SEC Rule 17A-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To The Board of Directors
TrustCore Investments, Inc.
Brentwood, Tennessee

In planning and performing our audit of the financial statements of TrustCore Investments, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

Nashville, Tennessee
February 27, 2014